

December 1, 2010

<u>**Via Facsimile and U.S. Mail**</u>

Christopher M. Forrester, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, CA 94304

> **Re: Qiao Xing Mobile Communication Co., Ltd.**
> **Amendment No. 1 to Schedule 13E-3 filed November 26, 2010**
> **File No. 5-82923**

Dear Mr. Forrester:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note your response to comment one in our letter dated November 9, 2010; however, we reissue our comment with respect to the issuer. Please also note that if the issuer recommends the Scheme, then the issuer is generally considered to be engaged in the going private transaction. Please see Question 101.03 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations.

Summary Term Sheet

2. Please revise to include a recent stock price for each of QXM and XING and a recent currency exchange rate.

3. We note your response to comment six in our letter dated November 9, 2010; however, we reissue our comment. We also note that the officers and directors of Xing will not receive any benefits as a result of the Scheme, except the Scheme Consideration for each share of QXM that they hold. Please revise to quantify on an individualized and aggregate basis any cash payments or accelerated vesting of securities. Please also include this information for officers and directors of the issuer, QXM, including any change of control, termination or severance payments.

Scheme Consideration, page 2

4. We note your response to comment 17 in our letter dated November 9, 2010. Please revise to clarify that the fairness determination is with respect to the unaffiliated shareholders of the issuer, rather than to QXM shareholders who are not affiliated with XING. Refer to Item 1014(a) of Regulation M-A.

Questions and Answers about the Scheme and the Court Meeting, page 8

Q. How does QXM's Special Committee recommend that I vote, page 9

5. We note that Special Committee has not indicated whether it will recommend that shareholders accept or reject the Scheme Consideration. Please revise to state whether or not the Special Committee or the board of the issuer is required to provide a recommendation and if so, then state the deadline by which the recommendation must be made.

Efficient Execution and Closing, page 15

6. We note your response to comment 13 in our letter dated November 9, 2010; however, we reissue our comment. Please advise us as to why you believe the transaction is hostile and why XING may not be given access to the fairness opinion, given XING's affiliation with the issuer and its management.

Background of the Scheme, page 11

7. We note your response to comment 16 in our letter dated November 9, 2010. Please continue to revise to describe any contacts since filing the initial Schedule 13E-3.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions